UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit A-C, 33/F
Tower A, Billion Center
1 Wang Kwong Road
Kowloon Bay
Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F 0

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): 0

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): 0

Entry into a Material Agreement

On September 7, 2021, Lion Group Holding Ltd. (the “Company”), through itself or its designated entity (the “Buyer”), entered into an asset acquisition agreement (the “Agreement”) with Hangzhou Lanlian Technology Co., Ltd. (the “Seller”), to acquire various software systems (the “Assets”). The acquisition will close by December 31, 2021 upon which the Seller shall convey and deliver to the Buyer, and the Buyer shall purchase and accept from the Seller, the Assets. The aggregate purchase price for the Assets was approximately $8 million and will be funded using the cash on hand.

The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the form thereof, which is attached as Exhibit 10.1 hereto and incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Asset Acquisition Agreement dated September 7, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 7, 2021		LION GROUP HOLDING LTD.

	By:	/s/ Chunning Wang
	Name:	Chunning Wang
	Title:	Chief Executive Officer and Director

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